

50 3/9/04

04004466

SECURITI...   ...SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
FEB 2 3 2004
WASHINGTON
PROCESSING SECTION
155

SEC FILE NUMBER
8-43850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROOKS, HOUGHTON SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

444 MADISON AVENUE,   25th FLOOR
(No. and Street)

NEW YORK,   NEW YORK   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD H. HOUGHTON   (212) 753-1991
                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)


Ps
3|19

OATH OR AFFIRMATION

I, __GERALD H. HOUGHTON__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BROOK, HOUGHTON SECURITIES, INC.__ , as
of __DECEMBER 31,__ , 20 03 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

VARSHA B. PATEL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 10, 2008

_____
Signature

PRESIDENT
_____
Title

Varsha B. Patel
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS, HOUGHTON SECURITIES, INC.

R E P O R T

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BROOKS, HOUGHTON SECURITIES, INC.

CONTENTS

DECEMBER 31, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

I have audited the accompanying statement of financial condition of Brooks, Houghton Securities, Inc. as of December 31, 2003, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brooks, Houghton Securities, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 19, 2004

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:

Cash	$ 84,945
Money Market account	43,143
Accounts receivable	432,000
Due from affiliated company	358,694
Investment in NASD stock at market (cost $16,300)	12,285
Total assets	**$931,067**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued expenses	$ 45,552
Total liabilities	**45,552**

Stockholders' equity:

Common stock, no par value		
1500 shares authorized		
200 shares outstanding	$ 5,000	
Additional paid-in-capital	10,886	
Retained earnings	869,629	
Total stockholders' equity		**885,515**
Total liabilities and stockholders' equity		**$931,067**

See notes to financial statements.

2

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Commission income		$ 638,838
Investment income		752
Unrealized loss		(4,015)
Total revenue		**635,575**

Expenses:

Management fees	$170,000	
Telephone	12,780	
Regulatory fees and expenses	2,814	
Professional fees	5,875	
Consulting fees	16,000	
Other expenses	13,414	
Total expenses		**(220,883)**
Income before federal income tax		414,692
Less: Federal income tax		(62,850)
Net income		**$ 351,842**

See notes to financial statements.

3

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Resources provided:

Net income		$ 351,842
Decrease in prepaid expenses		16,361
Increase in accrued expenses		42,879
Decrease in due from affiliate		26,902
Decrease in NASD stock		4,015
Total resources provided		441,999

Resources applied:

Increase in accounts receivable	$432,000	
Increase in investments-Money market account	384	
Total resources applied		432,384
Increase		9,615
Cash - January 1, 2003		75,330
Cash - December 31, 2003		$ 84,945

See notes to financial statements.

4

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Stockholders equity, January 1, 2003	$ 533,673
Add: Net income	351,842
Stockholders equity, December 31, 2003	**$885,515**

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2003	**$ -0-**

See notes to financial statements.

5

BROOKS, HOUGHTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. ORGANIZATION :

Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the National Association of Securities Dealers, Inc. The company became a corporation on August 7, 1990.

2. SIGNIFICANT ACCOUNTING POLICIES:

Income taxes are based on the net income of the company. These financial statements have been prepared in conformity with generally accepted accounting principles.

3. NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2003, the Company had net capital of $92,115 as indicated on page 7 of this audited report. In January 2004, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $126,517. The difference of $34,402 is due to year-end accruals and reclassifications.

4. RELATED PARTY TRANSACTIONS:

Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Company, Inc., dated June 6, 2002, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company.

6

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Common Stock		$ 5,000
Additional paid-in-capital		10,886
Retained earnings		869,629
		885,515
Less: non-allowable assets		790,694
Net capital before haircuts		94,821
Less: haircuts on securities (2% of $43,143)	$ 863	
(15% of $12,285)	1,843	(2,706)
Net capital		**92,115**

Greater of:

Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $45,552)	$3,679	5,000
Excess net capital		**$ 87,115**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 45,552
Percentage of aggregate indebtedness to net capital	49%

See notes to financial statements.

7

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

<u>ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL</u>

To the Board of Directors and Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

I have examined the financial statements of Brooks, Houghton Securities, Inc., for the year ended December 31, 2003 and have issued my report thereon dated February 19, 2004. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

8

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 19, 2004